Exhibit 99.1

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

July 5, 2016	NR 10 - 2016

Avrupa provides update on Progress at Slivovo Gold Project, Kosovo

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Completed 21 line kilometers of IP/Resistivity on 10 lines covering the Peshter Gossan mineral resource area and Gossan and surrounding target areas

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Completed 5.75 line kilometers on five lines of TEM fixed loop

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Completed nine exploration/development drill holes, to date

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Hydrogeological tests underway, seven holes completed

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Planning for rock mechanics testing underway, seven holes planned

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Metallurgical and waste characterization testing underway

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Environmental baseline work continuing

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Social baseline work continuing

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Review of infrastructure requirements commencing

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report on progress on the Pre-Feasibility Study (“PFS”) at Slivovo by joint venture company Peshter Mining JSC.  Peshter Mining is 75% held by Byrnecut International Limited (“BIL”) and 25% by Avrupa Minerals (“Avrupa” or the “Company”) through its 100%-owned subsidiary in Kosovo.  BIL is funding the PFS to earn-in to 85% of Peshter Mining and has spent in excess of € 700,000 this year towards completion of the PFS.  The PFS must be completed by April 10, 2017 according to the earn-in agreement.  Concurrently, Peshter Mining is also completing requirements for a mining license application.  Presently, timing for submission of the application is Q2/Q3 of 2017.

Much of the ongoing environmental and social baseline work was initiated in Q4 2015 and Q1 2016.  This work will continue throughout the rest of 2016 and into 2017 to complete requirements for both the PFS and the mining license application.

With the advent of the field season, Peshter Mining initiated a geophysical program consisting of 10 lines of IP/Resistivity covering 21.375 line kilometers and five lines of Turam electromagnetics over the zones of Slivovo mineralization and surrounding lands.  The objects of the program were: 1) locate new mineralization targets and 2) sterilize some land for the use of surface facilities needed in a mining operation.  Preliminary technical reporting suggests further mineral potential surrounding the Slivovo Gossan, in the Gossan Extension zone, around the Sandstone Gossan area, and in the Dzemail Zone.  There appears to be a new, deeper target located to the SSW of the main Peshter Mining working area, between the Gossan zones and the Dzemail Zone.  Further, detailed re-processing of the data is currently underway.

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Gossan Zones
Dzemail Zone
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High Angle Fault
Thrust fault
Pit outline
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TEM Loop
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> 20 msec
> 30 msec

Figure 1.  Summary map of preliminary IP geophysical results completed at Slivovo.

Peshter Mining initiated a developmental drilling program to test for further mineralization in the Gossan Extension Zone, around the edges of the indicated resource at the Main Gossan Zone.  Eight development holes have been completed, to date, including one deep vertical hole (to 250 meters) to utilize downhole geophysical methods for further sub-surface exploration.  Geochemical results are pending, and at least three more holes are planned.  Peshter also drilled seven holes for water flow and aquifer information.  Most of the pump tests have been completed, at this time.  Peshter has now initiated drilling for rock mechanics and stability information around the edges of the planned mine.  Two holes have been completed, and five more holes are planned for this portion of the drilling program.

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Legend
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IP
Slivovo drll collars

Figure 2.  Location of 2016 PFS drilling: black = development holes; red = geotechnical holes; blue = hydrogeological test holes; green = IP geophysics test hole; purple sketch = outline of edge of potential mining operation.

Metallurgical and testing is underway, utilizing samples collected from drilling in 2015.  Preliminary results suggest good crushing characteristics of the ore.  In addition to positive gravity separation results, gold and other metals float readily under normal selected conditions and appear to have relationships that will allow for differential flotation, if required.  Leach tests indicate that ore composites are readily leached, and high recoveries are obtained using low reagent concentrations and input rate.  Full results and reporting are pending.

Waste characterization and geochemical testing are underway, also utilizing drill samples collect during the 2014-2015 drilling campaigns.  Results and reporting are pending.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “Avrupa is pleased about the progress made by Peshter Mining JSC on the PFS at Slivovo.  We are excited about the possibility of being a part owner of the first gold mine in the Republic of Kosovo.  Shareholders and investors should look forward to further encouraging news coming from the Slivovo Project.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa has three joint ventures, two in Portugal and one in Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Zn/Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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Avrupa’s partner at the Slivovo Gold Project in Kosovo is presently advancing the Project by funding and operating a pre-feasibility study.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.